SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
ARKONA, INC.
(Name of Subject Company)
ARKONA, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
41268103
(CUSIP Number of Common Stock)
LEE BOARDMAN
Chief Financial Officer
Arkona, Inc.
10757 South River Front Parkway, Suite 400
South Jordan, Utah 84095
Telephone: (801) 501-7100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications on Behalf of the
Person Filing Statement)
COPY TO:
BRYAN T. ALLEN, ESQ.
Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, Utah 84111-1537
(801) 532-7840
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE
CONTACT:
Investor Relations
Liz Zale
516.734.3758
Liz.Zale@dealertrack.com
Media Relations
Raphael Carty
516.734.3777
Raphael.Carty@dealertrack.com
DEALERTRACK TO ACQUIRE ARKONA, INC.
Lake Success, NY, and South Jordan, UT — April 27, 2007 — DealerTrack Holdings, Inc. (Nasdaq: TRAK) and Arkona, Inc. (OTC BB: ARKN) have signed a definitive agreement for DealerTrack to acquire Arkona for $1.38 per share of common stock. The total purchase price of the transaction is approximately $58.9 million.
This acquisition will bring together DealerTrack, a leading provider of on-demand software and data solutions for the automotive retail industry, and Arkona, a leading provider of on-demand dealer management systems for automotive dealerships.
The transaction has been structured as a cash tender offer for 100% of Arkona’s outstanding capital stock. The offer price represents a 3 percent premium over the closing stock market price of Arkona on April 26, 2007 and a 16.9 percent premium relative to Arkona’s average closing stock price over the prior three months. DealerTrack intends to commence the offer on or about May 1, 2007. The transaction has been unanimously approved by each company’s board of directors, and Arkona stockholders who own approximately 30 percent of Arkona’s outstanding shares have committed to tender their shares in the tender offer.
“The acquisition of Arkona supports our goal of providing a seamless on-demand solution that addresses the technology needs of DealerTrack’s dealer customers,” said Mark O’Neil, chairman and chief executive officer of DealerTrack. “We also believe that Arkona can facilitate our plans to expand our network and subscription offerings to independent dealers, and the marine and specialty markets.”
Additional details regarding the tender offer and the transaction will be disclosed in tender offer documents that will be filed concurrently with commencement of the tender offer.

Arkona’s stockholders will be able to obtain copies of these documents free of charge, along with other documents filed with the Securities and Exchange Commission, at www.sec.gov. Arkona stockholders can also obtain free copies of the solicitation/recommendation statement, along with any documents Arkona has filed with the SEC, by request to Arkona, Inc. at 10757 South River Front Parkway, Suite 400, South Jordan, UT 84095, Attention: Leland Boardman, telephone: (801) 501-7100.
DealerTrack stockholders can obtain copies of the tender offer statement free of charge, along with any documents DealerTrack has filed with the SEC, by request to DealerTrack at 1111 Marcus Avenue, Suite M04, Lake Success, NY 11042, Attention: Investor Relations, telephone: (516) 734-3600.
The tender offer described in this release has not yet commenced. This announcement is neither an offer to purchase nor a solicitation to sell shares of Arkona. Arkona stockholders are urged to read the tender offer statement, the solicitation/recommendation statement and any other relevant documents relating to the tender offer described above to learn important information about Arkona, DealerTrack and the proposed transaction.
About DealerTrack
DealerTrack Holdings, Inc. (Nasdaq: TRAK) is a leading provider of on-demand software and data solutions for the U.S. automotive retail industry. Our solutions enable dealers to receive consumer leads, submit credit applications, compare financing and leasing options, sell insurance and other aftermarket products, document compliance, and execute financing contracts electronically. Over 22,000 dealers, more than 350 financing sources, and many other service and information providers are active in the DealerTrack network. For more information, visit www.dealertrack.com.
About Arkona
Founded in 1996, Arkona is a technology leader in ASP-based automotive and power sports management solutions. For more information, visit the Arkona web site at www.Arkona.com.
Safe Harbor for Forward-Looking and Cautionary Statements
Statements in this press release regarding DealerTrack, the tender offer to acquire Arkona shares, plans to expand our network, plans for additional subscription offerings and all other statements in this release other than the recitation of historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These statements involve a number of risks, uncertainties and other factors that could cause actual results, performance or achievements of DealerTrack to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.
Factors that might cause such a difference include: the ability to retain Arkona’s customer base, the ability to integrate Arkona’s business, and other risks listed in

DealerTrack’s 2006 Form 10-K and other SEC filings. These filings are available on DealerTrack’s website at www.dealertrack.com and the SEC’s website at www.sec.gov. Forward-looking statements included herein speak only as of the date hereof. The closing of the tender offer to acquire Arkona is subject to a number of risks, including a failure to satisfy one or more of the closing conditions. DealerTrack disclaims any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.
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